Filed by Mariner Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Forest Oil Corporation
Commission File Number: 1-13515
This material is not a substitute for the registration statement that will be filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest Oil Company (“Forest”) and Mariner Energy, Inc. (“Mariner”) with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations.
Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.
THIS FILING CONTAINS SLIDES USED IN A PRESENTATION GIVEN BY MARINER ON SEPTEMBER 28, 2005 AT THE 2005 HEROLD PACESETTER ENERGY CONFERENCE.

2005 Herold Pacesetter Energy Conference 20,000 Leagues Under the Sea The Allure of the Deep (Water & Drilling) September 28, 2005

Disclaimer This presentation has been prepared by Mariner and includes information from other sources believed by Mariner to be reliable. This presentation speaks only as of the date hereof, and Mariner disclaims any obligation to update the information provided herein. No representation or warranty, express or implied, is made to the accuracy or completeness of the information set forth herein. This presentation contains statements, estimates and projections that may reflect various assumptions made by Mariner which may or may not prove to be correct. Statements that address performance, developments or events that are expected to occur in the future (including statements related to earnings, capital expenditures and operating results) are forward-looking statements. Actual results could differ materially from those reflected in the forward-looking statements as a result of a variety of factors, many of which are beyond Mariner's control.

Proved Reserves (Bcfe) As of 12/31/04 237 Bass Lite 34 As of 12/31/04 271 (pro forma) Proved reserves 65% gas and 39% developed; 66% operated by Mariner Reserve to production ratio of 8.2 3-year F&D: $1.77 (for FYE04); 3-year reserve replacement: 173% (for FYE04) 83,000 net developed acres; 217,000 net undeveloped acres 5,000 blocks of 3-D seismic data in house 40+ prospects in inventory Mariner Overview

Mariner Asset Base

Lives of a Cat Trafalgar House - 1983 Hardy Oil & Gas - 1989 Mariner 1.0: Enron/JEDI - 1996 Mariner 1.5: Enron Bankruptcy - 2001 Mariner 2.0: Riverstone/ACON - 2004 Mariner 3.0: Private Placement (144A) - 2005 Mariner 4.0: Proposed Forest GOM Merger - 4Q05/1Q06

Exploration Track Record Significant Discoveries....over 80% Internally Generated Significant Discoveries....over 80% Internally Generated

Dynamic GOM player with scale and expertise to effectively compete in the shelf, deep shelf, and deepwater Strong cash flow Modest debt level Shareholders benefit from the diversity and upside potential intrinsic in these complementary asset bases Blend of exploration and exploitation opportunities Mariner Contribution Management Deepwater, shelf, West Texas assets Exploration track record Prospect inventory Forest Contribution Development expertise/personnel Underexploited shelf assets Identified exploitation opportunities Cash flow Cash flow Cash flow Cash flow Cash flow Cash flow 42% Equity ownership Mariner-SpinCo Combination 58% Equity ownership

*Reserves are pro-forma acquisition of Bass Lite Shelf and Deepwater (470,000+ net undeveloped acres) • Creates a leading Gulf of Mexico focused independent • Balances deepwater exploration with low risk shelf production • Adds high impact deep shelf and ultra-deep shelf opportunities • Extensive prospects in inventory • Synergies achieved through property overlap and operating efficiencies Mariner-SpinCo Trend Map Combined Reserves as of 12/31/04 615 Bcfe* 615 Bcfe* 615 Bcfe* 615 Bcfe* 615 Bcfe* 615 Bcfe* 615 Bcfe*

Deepwater Operations Expertise Deepwater Operations Expertise

Swordfish Prospect Development SWORDFISH PROSPECT DEVELOPMENT 2 Oil Wells, 1 Gas Well 13.25-Mile Subsea Tieback to Spar INFIELD UMBILICAL UMBILICAL VK 961 #1 4617' WD VK 962 #1 SIDETRACK 4617' WD VK 917 #1 4310' WD 6" PIPE-IN-PIPE OIL FLOWLINE 6" GAS FLOWLINE NEPTUNE SPAR VK 826 1930' WD Ambient Conditions: 2,041 psia; 38oF

Swordfish

Tie-Back Risk 36 structures in greater than 1,000 feet of water 3,990 structures in 1,000 feet of water or less Source: MMS

Hurricane Risk Hurricane Risk

Ocean America Ocean America Eight 3.5" steel braided and 3.25" chain link combination with break strength of 1,250 kips and 1,015 kips, respectively, broke during Hurricane Ivan. Hurricane Risk Hurricane Risk

Mars TLP (30 Aug 05) Hurricane Risk

Hurricane Risk Hurricane Risk

Loop Current Risk

Reserve Replacement Risk